Exhibit 99.1

Unaudited Pro forma Consolidated Financial Information for the proposed sell down of the Barclays Group’s shareholding in Barclays Africa

1.	Background

On 1 March 2016, as part of a wider set of strategic initiatives, Barclays announced its intention to sell down the Barclays Group’s 62 per cent. shareholding in Barclays Africa over the next two to three years, to a level which will permit Barclays to de-consolidate the Barclays Africa Group from a regulatory perspective and, prior to that, from an accounting perspective, subject to shareholder and regulatory approvals if and as required (“proposed Disposal”). It is intended that this would be done in one or more separate transactions.

A transaction which results in the accounting de-consolidation of the Barclays Africa Group would require Barclays Shareholder approval as a class 1 transaction under the Listing Rules of the London Stock Exchange. This approval will be sought at a General Meeting to be held immediately following the 2016 Annual General Meeting at 1 p.m. on Thursday, 28 April 2016 (or as soon thereafter as the 2016 Annual General Meeting shall have concluded or been adjourned).

Under IFRS 10 Consolidated Financial Statements, accounting de-consolidation will take place when Barclays no longer has control over Barclays Africa. This will be the case when Barclays does not have the ability to direct the activities of Barclays Africa that most significantly affect its returns, which will be assessed on an ongoing basis as Barclays’s shareholding is reduced alongside any other relevant changes to the relationship between the Barclays Group and the Barclays Africa Group. Upon de-consolidation the remaining interest in Barclays Africa will be disclosed as an available for sale investment.

Regulatory de-consolidation is governed by the Capital Requirements Regulation (in particular Article 18) and the relevant legal acts referred to therein and is expected to be achieved no earlier than when Barclays ceases to hold a participating interest in Barclays Africa. Determining the point of regulatory de-consolidation will be a point in time assessment dependent upon multiple factors involved in the separation of Barclays and Barclays Africa. Such a determination will need to be discussed with Barclays’ regulators once separation plans have been developed.

In order to maintain regulatory de-consolidation, Barclays also considers it prudent to dispose of a sufficient additional margin of up to an additional 2 per cent. in the share capital of Barclays Africa. For the purposes of the pro forma financial information set out in this document, the Company has assumed a shareholding level of 18 per cent. in Barclays Africa following completion of the Disposal. However, the level at which regulatory de-consolidation may occur will be subject to agreement with Barclays’s regulators and may therefore be different from the level assumed in the pro forma financial information. Furthermore, the Barclays Board does not rule out divesting its entire Barclays Africa stake in circumstances where it may be appropriate or compelling to do so.

2.	Pro forma basis of preparation

The unaudited pro forma consolidated financial information (the “unaudited pro forma financial information”) comprises the unaudited pro forma income statement and unaudited pro forma balance sheet for the Continuing Group (“the Company and its subsidiary undertakings, excluding Barclays Africa and its subsidiary undertakings, following the implementation of the proposed Disposal in full”) set out in part 3 (Unaudited Pro forma financial information) has been prepared to illustrate the effect of the proposed Disposal of Barclays Africa on the unaudited pro forma income statement as though it had occurred on 1 January 2013 and the unaudited pro forma balance sheet of the Continuing Group as if it had occurred on 31 December 2015, based on the Barclays Africa share price on 1 April 2016.

The pro formas are for illustrative purposes only and because of their nature, the unaudited pro formas address a hypothetical situation and do not, therefore, represent the Continuing Group’s actual financial position or results following the implementation of the proposed Disposal in full. The consideration proceeds are estimated using the Barclays Africa share price on 1 April 2016. The share price may be subject to market volatility and the quantum of the potential proceeds of disposals is uncertain. The unaudited pro formas have been prepared based upon and are consistent with the accounting policies set out in the annual report filed with the SEC on Form 20-F on 1 March 2016 in respect of the year ended 31 December 2015 (the 2015 Annual Report) prepared under IFRS.

3.	Unaudited Pro forma Financial Information

i)	Unaudited Pro forma Balance Sheet as at 31 December 2015

	Group Historical results as at 31 December 2015 (a)	Barclays Africa Separation as at 31 December 2015 (b)	Other Pro Forma Adjustments (c)		Pro forma Group as at 31 December 2015
Assets

Cash and balances at central banks	49,711	(1,839)	2,661	iv	50,533

Items in the course of collection from other banks	1,011	(396)	—		615

Trading portfolio assets	77,348	(2,531)	—		74,817

Financial assets designated at fair value	76,830	(4,255)	—		72,575

Derivative financial instruments	327,709	(3,484)	2,729	[i]	326,954

Available for sale investments	90,267	(3,313)	1,077	iv	88,031

Loans and advances to banks	41,349	(1,504)	—		39,845

Loans and advances to customers	399,217	(29,162)	—		370,055

Reverse repurchase agreements and other similar secured lending	28,187	—	—		28,187

Prepayments, accrued income and other assets	3,010	(1,954)	2,093	[i]	3,149

Investments in associates and joint ventures	573	(61)	—		512

Property, plant and equipment	3,468	(627)	—		2,841

Goodwill	4,605	(35)	(668	)ii	3,902

Intangible assets	3,617	(312)	—		3,305

Current tax assets	415	(16)	—		399

Deferred tax assets	4,495	(52)	—		4,443

Retirement benefit assets	836	(27)	—		809

Non current assets classified as held for disposal	7,364	(74)	—		7,290

Total assets	1,120,012	(49,642)	7,892		1,078,262

Liabilities

Deposits from banks	47,080	(1,510)	—		45,570

Items in the course of collection due to other banks	1,013	(255)	—		758

Customer accounts	418,242	(29,125)	—		389,117

Repurchase agreements and other similar secured borrowing	25,035	(423)	—		24,612

Trading portfolio liabilities	33,967	(160)	—		33,807

Financial liabilities designated at fair value	91,745	(2,553)	—		89,192

Derivative financial instruments	324,252	(3,947)	2,729	[i]	323,034

Debt securities in issue	69,150	(5,290)	—		63,860

Subordinated liabilities	21,467	(569)	—		20,898

Accruals, deferred income and other liabilities	10,610	(1,279)	2,093	[i]	11,424

Provisions	4,142	(43)	—		4,099

Current tax liabilities	903	29	—		932

Deferred tax liabilities	122	(75)	—		47

Retirement benefit liabilities	423	(26)	—		397

Liabilities included in disposal groups classified as held for sale	5,997	(10)	—		5,987

Total liabilities	1,054,148	(45,236)	4,822		1,013,734

Total equity

Called up share capital and share premium	21,586	—	—		21,586

Other equity instruments	5,305	—	—		5,305

Other reserves	1,898	(2)	1,956	iii	3,852

Retained earnings	31,021	(2,502)	1,114	ii,iii,iv	29,633

Total equity excluding non-controlling interests	59,810	(2,504)	3,070		60,376

Non-controlling interests	6,054	(1,902)	—		4,152

Total equity	65,864	(4,406)	3,070		64,528

Total liabilities and equity	1,120,012	(49,642)	7,892		1,078,262

(a)	The financial information of the Barclays Group has been extracted from the 2015 Annual Report.
(b)	The Barclays Africa financial information has been extracted without material adjustment from the accounting records that support the consolidated audited accounts for the Barclays Group except for share capital and share premium, other reserves and non-controlling interest balances which have been adjusted to reflect the consolidation adjustments required for the Barclays Group consolidation.
(c)	Other pro forma adjustments are as follows:

(i)	Intercompany balances will not be settled as part of the proposed Disposal and therefore have been adjusted to be included on the pro forma balance sheet.
(ii)	Included within the Barclays Group is £668m of goodwill arising on consolidation. This goodwill will be de-recognised as a result of the proposed Disposal.
(iii)	This adjustment reflects the recycling of the net Currency Translation Reserve associated with Barclays Africa in the Barclays Group as at 31 December 2015. This has been fully recycled.
(iv)	The pro forma assumes that the Barclays Group reduces its shareholding in Barclays Africa to a shareholding of 18 per cent. to permit Barclays to de-consolidate the Barclays Africa Group from a regulatory and accounting perspective. This is subject to shareholder and regulatory approvals if and as required. The gross consideration has been calculated as Barclays’s share of Barclays Africa’s 847.8m outstanding shares multiplied by the closing share price of 147.5 ZAR as at 1 April 2016. This has been converted to GBP using the close of market ZAR to GBP FX rate as at 1 April 2016. The total gross consideration of £3,738m has been split between the disposed value received as cash of £2,661m and the remaining Barclays holding of 18 per cent. held as an available for sale investment of £1,077m.

ii)	Unaudited Pro forma Income Statement for the year ended 31 December 2015

	Group Historical results For the year ended 31 December 2015 (a)		Barclays Africa Separation For the year ended 31 December 2015 (b,c)	Pro forma Group For the year ended 31 December 2015
Interest income	17,201		(3,688)	13,513
Interest expense	(4,643)		1,733	(2,910)

Net interest income	12,558		(1,955)	10,603

Fee and commission income	9,655		(1,178)	8,477
Fee and commission expense	(1,763)		151	(1,612)

Net fee and commission income	7,892		(1,027)	6,865

Net trading income	3,623		(215)	3,408
Net investment income	1,138		(41)	1,097
Net premiums from insurance contracts	709		(320)	389
Other income	67		(33)	34

Total income	25,987		(3,591)	22,396

Net claims and benefits incurred on insurance contracts	(533)		160	(373)

Total income net of insurance claims	25,454		(3,431)	22,023

Credit impairment charges and other provisions	(2,114)		352	(1,762)

Net operating income	23,340		(3,079)	20,261

Staff costs	(9,960)		1,079	(8,881)
Administration and general expenses	(10,717)		925	(9,792)

Operating expenses	(20,677)		2,004	(18,673)

Share of post-tax results of associates and joint ventures	47		(6)	41
(Loss) on disposal of subsidiaries, associates and joint ventures	(637)		—	(637)

Profit before tax	2,073		(1,081)	992

Taxation	(1,450)		296	(1,154)

Profit after tax in respect of continuing operations	623		(785)	(162)

Attributable to:
Equity holders of the parent	(394)		(461)	(855)
Other equity holders	345		—	345

Total equity holders	(49)		(461)	(510)

Non-controlling interests	672		(324)	348

Profit after tax	623		(785)	(162)

Basic earnings per share in respect of continuing operations	(1.9	)p	(2.8p )	(4.7p )
Diluted earnings per share in respect of continuing operations	(1.9	)p	(2.7p )	(4.6p )
Number of shares
Basic weighted average number of ordinary shares	16,687			16,687
Diluted weighted average number of ordinary shares	17,054			17,054

(a)	The financial information of the Barclays Group has been extracted from the 2015 Annual Report.
(b)	The Barclays Africa financial information has been extracted without material adjustment from the accounting records that support the consolidated audited accounts for the Barclays Group.
(c)	The dividend income receivable from the continuing 18% stake in Barclays Africa has not been reflected in the above, but would have been £77m for the year ended 31 December 2015. The dividend has been eliminated on consolidation in the historical Barclays Group results.

iii)	Unaudited Pro forma Income Statement for the year ended 31 December 2014

	Group Historical results For the year ended 31 December 2014 (a)		Barclays Africa Separation For the year ended 31 December 2014 (b, c)	Pro forma Group For the year ended 31 December 2014
Interest income	17,363		(3,773)	13,590
Interest expense	(5,283)		1,776	(3,507)

Net interest income	12,080		(1,997)	10,083

Fee and commission income	9,836		(1,209)	8,627
Fee and commission expense	(1,662)		162	(1,500)

Net fee and commission income	8,174		(1,047)	7,127

Net trading income	3,331		(266)	3,065
Net investment income	1,328		(19)	1,309
Net premiums from insurance contracts	669		(337)	332
Other income	186		(48)	138

Total income	25,768		(3,714)	22,054

Net claims and benefits incurred on insurance contracts	(480)		171	(309)

Total income net of insurance claims	25,288		(3,543)	21,745

Credit impairment charges and other provisions	(2,168)		352	(1,816)

Net operating income	23,120		(3,191)	19,929

Staff costs	(11,005)		1,108	(9,897)
Administration and general expenses	(9,424)		1,014	(8,410)

Operating expenses	(20,429)		2,122	(18,307)

Share of post-tax results of associates and joint ventures	36		(9)	27
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(471)		(2)	(473)
Gain on acquisitions	—		—	—

Profit before tax	2,256		(1,080)	1,176

Taxation	(1,411)		301	(1,110)

Profit after tax in respect of continuing operations	845		(779)	66

Attributable to:
Equity holders of the parent	(174)		(459)	(633)
Other equity holders	250		—	250

Total equity holders	76		(459)	(383)

Non-controlling interests	769		(320)	449

Profit after tax	845		(779)	66

Basic earnings per share	(0.7	)p	(2.8p )	(3.5p )
Diluted earnings per share	(0.7	)p	(2.8p )	(3.5p )
Number of shares

Basic weighted average number of ordinary shares	16,329			16,329

Diluted weighted average number of ordinary shares	16,625			16,625

(a)	The financial information of the Barclays Group has been extracted from the 2015 Annual Report.
(b)	The Barclays Africa financial information has been extracted without material adjustment from the accounting records that support the consolidated audited accounts for the Barclays Group.
(c)	The dividend income receivable from the continuing 18% stake in Barclays Africa has not been reflected in the above, but would have been £75m for the year ended 31 December 2014. The dividend has been eliminated on consolidation in the historical Barclays Group results.

iv)	Unaudited Pro forma Income Statement for the year ended 31 December 2013

	Group Historical results For the year ended 31 December 2013 (a)	Barclays Africa Separation For the year ended 31 December 2013 (b, c)	Pro forma Group For the year ended 31 December 2013
Interest income	18,315	(3,920)	14,395
Interest expense	(6,715)	1,791	(4,924)

Net interest income	11,600	(2,129)	9,471

Fee and commission income	10,479	(1,386)	9,093
Fee and commission expense	(1,748)	176	(1,572)

Net fee and commission income	8,731	(1,210)	7,521

Net trading income	6,553	(262)	6,291
Net investment income	680	(31)	649
Net premiums from insurance contracts	732	(374)	358
Other income	148	(51)	97

Total income	28,444	(4,057)	24,387

Net claims and benefits incurred on insurance contracts	(509)	186	(323)

Total income net of insurance claims	27,935	(3,871)	24,064

Credit impairment charges and other provisions	(3,071)	463	(2,608)

Net operating income	24,864	(3,408)	21,456

Staff costs	(12,155)	1,162	(10,993)
Administration and general expenses	(9,817)	1,111	(8,706)

Operating expenses	(21,972)	2,273	(19,699)

Share of post-tax results of associates and joint ventures	(56)	(9)	(65)
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	6	—	6
Gain on acquisitions	26	—	26

Profit before tax	2,868	(1,144)	1,724

Taxation	(1,571)	323	(1,248)

Profit after tax in respect of continuing operations	1,297	(821)	476

Attributable to:
Equity holders of the parent	540	(478)	62

Total equity holders	540	(478)	62

Non-controlling interests	757	(343)	414

Profit after tax	1,297	(821)	476

Basic earnings per share	3.8p	(3.3p )	0.5p
Diluted earnings per share	3.7p	(3.3p )	0.4p
Number of shares

Basic weighted average number of ordinary shares	14,308	14,308	14,308

Diluted weighted average number of ordinary shares	14,668	14,668	14,668

(a)	The financial information of the Barclays Group has been extracted from the 2015 Annual Report.
(b)	The Barclays Africa financial information has been extracted without material adjustment from the accounting records that support the consolidated audited accounts for the Barclays Group.
(c)	The dividend income receivable from the continuing 18% stake in Barclays Africa has not been reflected in the above, but would have been £137m for the year ended 31 December 2013. The dividend has been eliminated on consolidation in the historical Barclays Group results.